SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 23, 2018

I. Date, Time and Place: March 23, 2018, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 07 - Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo (“Company”). II. Calling and Attendance: Waived, due to the attendance of all members of the Board of Directors. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) the approval of the 2018 fiscal year Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, as well as any other documents required by applicable laws, especially CVM Instruction no. 481/09 (“ICVM 481/09”), including: a) the Proposal for Allocation of 2017 Profits, and b) the Proposal for Management Compensation for the fiscal year 2018; (ii) the approval of calling an Annual General and Extraordinary Shareholders’ Meeting of the Company; (iii) the execution of two Credit Agreements (“Credit Agreement”), among the Company, Gol Linhas Aéreas S.A., a corporation with the CNPJ/MF no. 07.575.651/0001-59 (“GLA”), subsidiary of the Company, Crédit Agricole CIB (“CA-CIB”), and Export-Import Bank of the United States (“Ex-Im Bank”), each in the amount of up to US$11,000,000.00 (eleven million dollars) for the financing of payments relating to for technical services performed on GLA’s aircraft engines; (iv) the execution of two Guaranty Agreements (“Guaranty Agreement”) among the Company, CA-CIB and Ex-Im Bank in order to guarantee the obligations assumed by GLA under the Credit Agreements and the related promissory notes; (v) the execution of two Borrower Indemnity Agreements (“Borrower Indemnity Agreement”) and Fee Letters (“Fee Letters”), containing the Company’s direct obligations related to the financial agreements for maintenance on GLA’s aircraft engines; and (vi) the Company’s execution of any other agreements, commitments or documents related to the financing of the repair services of GLA’s aircraft engines, guaranteed by Ex-Im Bank mentioned in items “iii,” “iv” and “v” above. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents referring to the matters hereof, the following resolutions were approved by unanimous vote: (i) the 2018 fiscal year Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, as well as any other documents as required by applicable laws, especially CVM Instruction no. 481/09 (“ICVM 481/09”), among them: a) the Proposal for Allocation of 2017 Profits in which the Company’s Management recommends that 100% of the profit of 2017,

R$19.183.511,15 (nineteen million, one hundred and eighty-three thousand, five hundred and eleven reais and fifteen cents), shall be used to absorb the accumulated losses, under article 189 of Law nº 6.404/76; and b) the Proposal for Management Compensation for the fiscal year 2018, in the amount up of to R$ 24.726.658,63 (twenty-four million, seven hundred and twenty-six thousand, six hundred and fifty-eight reais and sixty-three cents). The Company’s Management recommends the approval of the items in the Management Proposal at the Annual General and Extraordinary Shareholders’ Meeting. The Management Proposal and the documents related to the Annual General and Extraordinary Shareholders’ Meeting were duly signed and filed at the Company’s head office, and will be disclosed to shareholders in accordance with applicable requirements; (ii) the approval of calling an Annual General and Extraordinary Shareholders’ Meeting of the Company, to be held on April 24th, 2018, under the terms of the article 123 of L. nº 6.404/76, which will be approved and disclosed in accordance with applicable requirements; (iii) the execution of two Credit Agreements (“Credit Agreement”), among the Company, Gol Linhas Aéreas S.A., a corporation with the CNPJ/MF no. 07.575.651/0001-59 (“GLA”), subsidiary of the Company, Crédit Agricole CIB (“CA-CIB”), and Export-Import Bank of the United States (“Ex-Im Bank”), each in the amount of up to US$11,000,000.00 (eleven million dollars) for the financing of payments relating to for technical services performed on GLA’s aircraft engines; (iv) the execution of two Guaranty Agreements (“Guaranty Agreement”) among the Company, CA-CIB and Ex-Im Bank in order to guarantee the obligations assumed by GLA under the Credit Agreements and the related promissory notes; and (v) the execution of two Borrower Indemnity Agreements (“Borrower Indemnity Agreement”) and Fee Letters (“Fee Letters”), containing the Company’s direct obligations related to the financial agreements for maintenance on GLA’s aircraft engines. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni - Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, March 23, 2018.

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Graziela Galli Ferreira Barioni

Chairman                                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.